# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BETA Technologies, Inc., CIK 0001784570
CUSIP: 086921103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1150 Airport Drive, South Burlington, Vermont (VT), 05403
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002091736

## Reporting persons
- Austin Meyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,135,853; shared voting power 0; sole dispositive power 12,135,853; shared dispositive power 0; aggregate amount beneficially owned 12,135,853 (5.5% of the class)
  Comment: Consists of (i) 10,817,484 shares of Class A common stock directly held by the reporting person and (ii) 1,318,369 shares of Class A common stock directly held by The Ava Lane Meyer Foundation, Inc., of which the reporting person serves as the President and sole director.
  
  Ownership percentage based on 220,528,649 shares of the Issuer's Class A common stock outstanding as of December 1, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on December 4, 2025.

## Item 1. Issuer
Name of issuer: BETA Technologies, Inc.
Address of issuer's principal executive offices: 1150 Airport Drive, South Burlington, Vermont 05403

## Item 2. Person Filing
Name of person filing: Austin Meyer
Address of principal business office or, if none, residence: c/o BETA Technologies, Inc., 1150 Airport Drive, South Burlington, Vermont 05403
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,135,853
Percent of class: See Line 11 of cover sheet.
Sole power to vote or to direct the vote: See Line 5 of cover sheet.
Shared power to vote or to direct the vote: See Line 6 of cover sheet.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheet.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheet.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Austin Meyer: /s/ Austin Meyer, Austin Meyer (02/11/2026)